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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 209

SECU[illegible] 06005548 [illegible]SION

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MC 3/20

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberlin Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use P.O. Box No.*)

209 North Main St., P.O. Box 998
(No. and Street)

Bryan (City) OH (State) 43506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Hess (419) 636-4001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350 (Address) Toledo (City) Oh (State) 43623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 05 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AA 6/2

OATH OR AFFIRMATION

I, Steve Hess, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oberlin Financial Corp, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steve Hess Signature

Chief Financial Officer
Title

KYLIE R. RADEMACHER
Notary Public, State of Ohio
My Commission Expires May 30, 2008

Kylie R. Rademacher
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oberlin Financial Corp.

Financial Statements
and Supplemental Information

Year Ended December 31, 2005

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberlin Financial Corp.

We have audited the accompanying statement of financial condition of Oberlin Financial Corp. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberlin Financial Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira & Kolena, Ltd.

Toledo, Ohio
January 27, 2006

Oberlin Financial Corp.

Statement of Financial Condition

December 31, 2005

Assets	
Current assets:	
Cash and cash equivalents	$ 75,119
Accounts receivable:	
Commissions	49,251
Clearing firms	24,980
Affiliated parties	26,163
Registered representative	6,777
	107,171
Prepaid expenses	129,431
Deferred federal income taxes	112,000
Total current assists	423,721
Net property and equipment	76,930
Other assets:	
Deposits with clearing firms	390,000
Investments in common stock	28,178
Total other assets	418,178
Total assets	$ 918,829
Liabilities and Stockholder's Equity	
Current liabilities:	
Note payable	$ 71,866
Accounts payable	106,644
Commissions payable	150,084
Current portion of long term debt	13,598
Total current liabilities	342,192
Long term debt, net of current portion	24,345
Stockholder's equity:	
Common stock, no par value; 850 shares authorized, 400 shares issued and outstanding	155,000
Paid-in capital	1,022,857
Retained earnings (deficit)	(640,309)
Accumulated other comprehensive income	14,744
Total stockholder's equity	552,292
Total liabilities and stockholder's equity	$ 918,829

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Operations

Year Ended December 31, 2005

Revenues:	
Commissions	$ 5,045,957
Investment advisory fees	1,897,988
Service fees	85,960
Gain on sale of investments	34,309
Interest and dividends	42,764
Insurance reimbursement	16,395
Other income	84,307
Total revenues	7,207,680
Expenses:	
Commissions	5,008,321
Management fees and other expenses:	
Management and administrative	1,494,892
Rent	47,220
Utilities	12,621
	1,554,733
Clearing charges	527,879
Professional fees	136,564
Travel	71,485
Communication	65,727
Regulatory fees	55,373
Software	40,726
Advertising	28,995
Expenses	27,896
Office supplies	26,128
Postage	25,490
Meals and entertainment	19,809
Dues and subscriptions	18,944
Contract labor	17,266
Depreciation	14,560
Maintenance	13,066
Promotion	6,190
Miscellaneous	5,860
Education	4,046
Interest	3,150
Contributions	985
Recruiting	133
Total expenses	7,673,326
Loss before income taxes	(465,646)
Provision (credit) for income taxes:	
Federal:	
Current	502
Deferred	(69,000)
State and local	4,838
	(63,660)
Net loss	$ (401,986)

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (401,986)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Deferred income taxes	(69,000)
Gain on sale of investments	(34,309)
Depreciation	14,560
Changes in assets and liabilities:	
Accounts receivable	34,866
Federal income taxes refundable	9,723
Prepaid expenses	97,494
Accounts payable	(84,266)
Commissions payable	(58,513)
Income taxes payable	(1,000)
Net cash used in operating activities	(492,431)
Cash flows from investing activities:	
Decrease in deposits with clearing firms	70,000
Capital expenditures	(38,704)
Proceeds from sale of investments	65,509
Proceeds from sale of property and equipment	8,440
Net cash provided by investing activities	105,245
Cash flows from financing activities:	
Contribution of capital	525,000
Payments on long-term debt	(20,805)
Borrowings (payments) on notes payable - net	(71,777)
Net cash provided by financing activities	432,418
Net increase in cash and cash equivalents	45,232
Cash and cash equivalents at beginning of year	29,887
Cash and cash equivalents at end of year	$ 75,119
Supplemental cash flow disclosures:	
Cash paid during the year for:	
Income taxes	$ 5,340
Interest	$ 3,150
Non-cash financing activities:	
Insurance premiums financed under short-term note payable	$ 80,616
Equipment leased under capital leases	$ 12,052

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2004	$155,000	$ 497,857	$ (238,323)	$ (7,960)	$ 406,574
Contribution to capital		525,000			525,000
Comprehensive loss:					
Net loss			(401,986)		(401,986)
Other comprehensive income - unrealized gain on securities				22,704	22,704
Total comprehensive income (loss)					(379,282)
Balance at December 31, 2005	$155,000	$ 1,022,857	$ (640,309)	$ 14,744	$ 552,292

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Oberlin Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers ("NASD"). In addition, the Company is a registered investment adviser filed with the Securities and Exchange Commission. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, Indiana, Michigan and Florida, although it is expanding nationwide. The Company is a wholly-owned subsidiary of Oberlin Investments LLC, a holding company of financial services-related businesses.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment, including amortization of equipment under capital leases, is calculated using straight-line method over the estimated useful lives of the assets.

Investments in Common Stock

The Company owns 800 shares of common stock in The NASDAQ Stock Market, Inc., which is a publicly traded company, and a fractional share in The Depository Trust & Clearing Corporation, a privately owned company. Publicly traded securities are classified as available-for-sale securities and are carried at fair market value (see Note 4). Gains and losses on marketable securities are recorded on the specific identification method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if on a trade date basis.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $28,995 in 2005.

1. Summary of Significant Accounting Policies - continued

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with maturities of three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with Bear, Stearns and Co., Inc. ("Bear Stearns"), the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing"), National Financial LLC ("National Financial") and National Clearing Service Corporation ("National Clearing") whereby customers accounts are cleared and carried by these clearing organizations. The agreements, which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by Bear Stearns, Pershing and National Financial. At December 31, 2005, the Company had cash deposits included in deposits with clearing and other organizations as follows:

Bear Stearns	$ 200,000
National Financial	80,000
Pershing	100,000
National Clearing	10,000
	$ 390,000

The clearing arrangements with Pershing and National Financial contain graduated early termination clauses under which the Company would be liable for early termination fees up to approximately $170,000 at December 31, 2005, if these arrangements are terminated prior to the specified terms.

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Property and Equipment

Property and equipment at December 31, 2005 are as follows:

Leasehold improvements	$ 13,103
Furniture and fixtures	5,769
Computer equipment	67,866
Software	19,826
	106,564
Accumulated depreciation	(29,634)
Net property and equipment	$ 76,930

In 2005, the Company sold $8,440 of equipment to an affiliated company. No gain or loss was recognized on this transaction.

4. Investments in Common Stock

Certain investments have been classified as available-for-sale and are carried at fair value with unrealized gains and losses recorded as a component of shareholders' equity. Cost and fair market value of equity securities at December 31, 2005 are $10,434 and $28,178, respectively. At December 31, 2005, gross unrealized losses in the portfolio amounted to $17,744. Accumulated other comprehensive income includes a deferred tax liability of $3,000 at December 31, 2005.

5. Debt

Note Payable

The Company financed certain annual insurance premiums in 2005 totaling $80,616 under a note payable to a finance company. At December 31, 2005, the note payable of $71,866 is payable in monthly installments of $9,221 through August 2006, including interest at 7%.

Long-Term Debt

Long-term debt at December 31, 2005 consists of various capital leases as follows:

Obligations under capital leases, due in monthly installments of $897 through May 2008 including interest ranging from 8.7%, secured by equipment	$ 23,392
Obligations under capital leases, due in monthly installments of varying from $184 to $503 through October 2009 including interest ranging from 11.8% to 12.7%, secured by equipment	14,551
	37,943
Less current portion	13,598
Long-term debt	$ 24,345

5. Debt - continued

Long-Term Debt - continued

Annual maturities of long-term debt, including obligations due under capital leases, for the five years subsequent to December 31, 2005, are as follows: 2006 - $13,598; 2007 - $14,056; 2008 - $7,675 and 2009 - $2,612.

The Company leases certain equipment under capital leases. Property and equipment includes the following amount for capitalized leases at December 31, 2005:

Equipment	$ 60,642
Less accumulated depreciation	25,424
	$ 35,218

Future annual minimum lease payments under the capital lease obligations at December 31, 2005 are as follows:

2006	$ 16,815
2007	15,891
2008	8,321
2009	2,745
Total minimum lease payments	43,772
Less amount representing interest	5,829
Present value of net minimum lease payments, included in long-term debt	$ 37,943

6. Income Taxes

The effective income tax rate differs from the amount computed under the statutory rate due principally to certain nondeductible expenses and reflecting tax benefits related to the net operating loss carryforwards at the lowest marginal tax rate. Deferred federal income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences. Temporary differences are those items that are recognized in different periods for income tax purposes than for financial reporting purposes. At December 31, 2005, deferred federal income taxes are related to the following:

6. Income Taxes - continued

Deferred federal income tax assets:	
Net operating loss carryforwards	$110,700
Marketable securities	(3,000)
Organization costs	100
Accrued liabilities	200
Total deferred federal income tax assets	108,000
Deferred federal income tax liabilities:	
Tax depreciation in excess of financial reporting depreciation	4,000
Total deferred federal income tax liabilities	4,000
Net deferred federal income tax liability	$112,000

At December 31, 2005, the Company has net operating loss carryforwards of approximately $790,000 which expire in year 2025.

7. Related Party Transactions

The Company and Oberlin Investments, LLC entered into a Management Agreement, whereby the Company pays $8,000 monthly for rent, utilities, technology, human resources and other administrative services and a variable amount each month for management and other services provided to the Company. In 2005, the Company modified its Management Agreement whereby certain costs, previously absorbed by Oberlin Investments, LLC and charged through management fees, were charged directly to the Company and the management fee was adjusted to be representative of the fair value of services received. The total amount paid for management and other services provided to the Company totaled $1,493,000 for 2005. Accounts payable at December 31, 2005 includes $33,548 due to Oberlin Investments, LLC for reimbursement of expenses paid on behalf of the Company.

In December 2003, the Financial Accounting Standards Board (FASB) issued revised FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities" which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The consolidation requirements of FIN 46 apply to variable interest entities for fiscal years beginning after December 15, 2004. The Company has adopted FIN 46 for all periods presented in these financial statements and has determined that through its Management Agreement with Oberlin Investments, LLC ("Investments"), Investments is considered a variable interest entity. The Company has also determined that it is not the primary beneficiary of Investments. The Company is responsible for its share of costs incurred by Investments on behalf of the Company. As a result of the Management Agreement, management does not expect the Company to absorb any losses related to other operating activities of Investments.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 at December 31, 2005 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $150,000 of net capital. In January 2006, an additional $80,000 of capital was contributed to the Company. At December 31, 2005, the Company had net capital of $196,736 and an aggregated indebtedness ratio of 1.86 to 1.

SUPPLEMENTAL INFORMATION

Oberlin Financial Corp.

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2005

(See Independent Auditors' Report)

Net capital:	
Total stockholder's equity	$ 552,292
Deductions of nonallowable assets:	
Affiliated party receivables	26,163
Registered representative receivables	6,777
Prepaid expenses	129,431
Deferred federal income taxes	112,000
Haircut on investments	4,222
Nonallowable investments	33
Equipment	76,930
Total deductions	355,556
Net capital	$ 196,736
Aggregate indebtedness	$ 366,537
Computation of basic net capital - minimum net capital required	$ 100,000
Excess net capital	$ 96,736
Ratio - aggregate indebtedness to net capital	1.86 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):	
Net Capital as reported in Company's Part II (unaudited)	$ 196,736
Adjustments	-
Net capital as reported above	$ 196,736

Oberlin Financial Corp.

Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

(See Independent Auditors' Report)

Oberlin Financial Corp. claims exemption from rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Oberlin Financial Corp.

In planning and performing our audit of the financial statements of Oberlin Financial Corp. for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Oberlin Financial Corp., that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Oberlin Financial Corp.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Mira & Kolena, Ltd.

Toledo, Ohio
January 27, 2006